SCHEDULE 13e-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) of THE SECURITIES
                 EXCHANGE ACT of 1934 AND RULE 13e-3 THEREUNDER

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934


                                (Amendment No. 3)

                         Arizona Instrument Corporation
                              (Name of the Issuer)

                         Arizona Instrument Corporation
                                     AZI LLC
                                 George G. Hays
                                  G. James Hays
                               Harold D. Schwartz
                       (Name of Persons Filing Statement)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    040903205
                      (CUSIP Number of Class of Securities)

                                 George G. Hays
                         Arizona Instrument Corporation
                      1912 West 4th Street, Tempe, AZ 85281
                                 (602) 470-1414
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

                                   Copies to:

Steven P. Emerick, Esq.                 Roger V. Davidson, Esq.
Quarles & Brady LLP                     Ballard, Spahr, Andrews & Ingersoll, LLP
One East Camelback Road, Suite 400      1225 17th Street, Suite 2300
Phoenix, Arizona 85012-1649             Denver, Colorado 80202-5596
(602) 230-5500                          (303) 299-7307
(602) 230-5598 (fax)                    (303) 296-3956 (fax)

     This statement is filed in connection with (check the appropriate box):

     [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     [ ] The filing of a registration statement under the Securities Act of 1933.
     [ ]  A tender offer.
     [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION of FILING FEE

Transaction valuation* $6,923,381.93              Amount of filing fee $1,384.68

* For purposes of calculating the fee only. Assumes purchase of 1,371,399 shares of Common Stock, par value $.01 per share, of Arizona Instrument Corporation at $5.00 per share and payment of $66,386.93 for in-the-money unexercised options and other rights to purchase Common Stock of Arizona Instrument Corporation.

[ ] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount previously paid:    $   0

     Form or registration No.:
     Filing party:
     Date filed:

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

     This Final Amendment to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by Arizona Instrument Corporation, a Delaware corporation, AZI LLC, an Arizona limited liability company, and George G. Hays,
G. James Hays, and Harold D. Schwartz, each an individual, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the merger (the "Merger") of Arizona Instrument with and into AZI LLC pursuant to an Agreement and Plan of Merger, dated as of March 31, 2000, by and among AZI LLC, George G. Hays, Harold D. Schwartz and Arizona Instrument. AZI LLC was formed by George G. Hays and affiliates of G. James Hays and Mr. Schwartz in connection with the Merger.


     In the Merger and pursuant to the terms and conditions set forth in the Agreement and Plan of Merger, Arizona Instrument will merge with and into AZI LLC, with AZI LLC as the surviving company (the "Surviving Company"). At the effective time of the Merger, each issued and outstanding share of common stock, par value $.01 per share, of Arizona Instrument (the "Shares") (other than Shares held by (1) Arizona Instrument, (2) AZI LLC, or (3) stockholders who perfect their rights under Delaware law to dissent from the Merger and seek an appraisal of their Shares) will be converted into and become the right to receive $5.00 per Share in cash, without interest. As a result of the Merger, George G. Hays, Harold D. Schwartz and G. James Hays will beneficially own 100% of the equity interests of the Surviving Company.


     This Final Amendment is being filed with the SEC pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act, to reflect the results of the transactions contemplated by the Agreement and Plan of Merger with respect to Arizona Instrument. Except as expressly set forth in this Final Amendment, all information in the Transaction Statement remains unchanged.

     At a special meeting of shareholders of Arizona Instrument held on June 26, 2000, the shareholders of Arizona Instrument voted to approve the Agreement and Plan of Merger. The Agreement and Plan of Merger was approved by the shareholders of Arizona Instrument common stock, in person or by proxy, representing 844,897 shares, which was approximately 61.6% of the outstanding shares of Arizona Instrument common stock. Holders, in person or by proxy, representing 61,755 shares voted against approval of the Agreement and Plan of Merger. Holders, in person or by proxy, representing 9,844 shares abstained from the vote. Arizona Instrument filed documents evidencing the Merger with the Secretary of State of Delaware and the Arizona Coporation Commission on June 26, 2000, and as a result, the Merger became effective on that date. Each share of Arizona Instrument common stock that was issued and outstanding immediately prior to the effective time of the Merger, other than those shares owned by AZI LLC and its affiliates, was converted into the right to receive $5.00 per share in cash, in accordance with the Agreement and Plan of Merger. Letters of transmittal for shareholders to exchange their certificates representing shares of Arizona Instrument common stock for cash will be sent to shareholders on or about June 29, 2000.

     As a result of the Merger, the shares of Arizona Instrument common stock were suspended and will be delisted from the Nasdaq Small Cap Market. In addition, the shares of Arizona Instrument common stock have been deregistered under the Securities Exchange Act.


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
ITEM 16. EXHIBITS.

(a)(1)    Letter to Shareholders.

(a)(2)    Notice of Special Meeting of Shareholders.

(a)(3)    Proxy Statement.

(a)(4)    Form of Proxy.

(a)(5) Press Release issued by Arizona Instrument Corporation dated February 1, 2000.

(a)(6)    Press Release issued by Arizona Instrument Corporation dated April 4,
          2000.

(b)(1) Commitment letter agreement dated March 2, 2000, by and between AZI LLC and Imperial Bank.

(b)(2) Commitment letter agreement dated March 21, 2000, by and between AZI LLC and Arizona MultiBank Community Development Corporation.

(c)(1) Opinion of Peacock, Hislop, Staley & Given, Inc. dated as of March 28, 2000.

(c)(2) Fairness Opinion Presentation to the Special Committee of the Board of Directors prepared by Peacock, Hislop, Staley & Given, Inc. on March 28, 2000.

(c)(3) Arizona Instrument Valuation Report dated as of June 30, 1999 and prepared by Oxford Advisors.

(d)(1) Agreement and Plan of Merger, dated as of March 31, 2000, by and among AZI LLC, George G. Hays, Harold D. Schwartz and Arizona Instrument Corporation.

(d)(2) Amendment of employment agreement Dated March 8, 1999, by and Between Arizona Instrument Corporation and George G. Hays.

(d)(3) Members Agreement dated March 21, 2000, between George G. Hays and Chez & Schwartz Inc. Profit Sharing Plan dated December 19, 1973.

(d)(4) Members Agreement dated March 20, 2000, between George G. Hays and The Hays Family Revocable Lifetime AB Trust dated October 14, 1998.

(f)       Section 262 of the Delaware General Corporation Law.

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
                                   SIGNATURES

     After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 28, 2000

                                        Arizona Instrument Corporation

                                        By: AZI LLC, its successor in interest

                                        By: /s/ George G. Hays
                                            ------------------------------------
                                        Name: George G. Hays
                                        Title: Manager


                                        AZI LLC


                                        By: /s/ George G. Hays
                                            ------------------------------------
                                        Name: George G. Hays
                                        Title: Manager

                                            /s/ George G. Hays
                                            ------------------------------------
                                            George G. Hays

                                            /s/ G. James Hays
                                            ------------------------------------
                                            G. James Hays

                                            /s/ Harold D. Schwartz
                                            ------------------------------------
                                            Harold D. Schwartz

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
------                             -----------

(a)(1)    Letter to Shareholders.(3)

(a)(2)    Notice of Special Meeting of Shareholders.(3)

(a)(3)    Proxy Statement.(3)

(a)(4)    Form of Proxy.(3)

(a)(5) Press Release issued by Arizona Instrument Corporation dated February 1, 2000.(1)

(a)(6) Press Release issued by Arizona Instrument Corporation dated April 4, 2000.(1)

(b)(1) Commitment letter agreement dated March 2, 2000, by and between AZI LLC and Imperial Bank.(1)

(b)(2) Commitment letter agreement dated March 21, 2000, by and between AZI LLC and Arizona MultiBank Community Development Corporation.(1)

(c)(1) Opinion of Peacock, Hislop, Staley & Given, Inc. dated as of March 28, 2000 (included as Annex B to the Proxy Statement filed as Exhibit
          (a)(3)).(3)

(c)(2) Fairness Opinion Presentation to the Special Committee of the Board of Directors prepared by Peacock, Hislop, Staley & Given, Inc. on March 28, 2000.(1)

(c)(3) Arizona Instrument Valuation Report dated as of June 30, 1999 and prepared by Oxford Advisors.(2)

(d)(1) Agreement and Plan of Merger, dated as of March 31, 2000, by and among AZI LLC, George G. Hays, Harold D. Schwartz and Arizona Instrument Corporation (included as Annex A to the Proxy Statement filed as Exhibit (a)(3)).(3)

(d)(2) Amendment of employment agreement Dated March 8, 1999, by and Between Arizona Instrument Corporation and George G. Hays, incorporated by Reference from Form 10-QSB filed with the Commission by Arizona Instrument Corporation on May 17, 1999.

(d)(3) Members Agreement dated March 21, 2000, between George G. Hays and Chez & Schwartz Inc. Profit Sharing Plan dated December 19, 1973.(1)

(d)(4) Members Agreement dated March 20, 2000, between George G. Hays and The Hays Family Revocable Lifetime AB Trust dated October 14, 1998.(1)

(f) Section 262 of the Delaware General Corporation Law (included as Annex C to the Proxy Statement referenced as Exhibit (a)(3)).(3)

----------

(1)  Previously filed as exhibits to the Schedule 13E-3 filed on April 18, 2000.
(2) Previously filed as an exhibit to the amended Schedule 13E-3 filed on May 17, 2000.
(3) Previously filed as exhibits to the amended Schedule 13E-3 filed on May 26, 2000.